Filed by Bridge Investment Group Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bridge Investment Group Holdings Inc.

Filer’s SEC File No.: 001-40622

This filing relates to the proposed merger involving Bridge Investment Group Holdings Inc., a Delaware corporation (“Bridge”), Apollo Global Management, Inc., a Delaware corporation (“Apollo”), Bridge Investment Group Holdings LLC, a Delaware limited liability company (“OpCo”), Aspen PubCo Merger Sub I, Inc., a Delaware corporation (“Merger Sub Inc.”) and Aspen Second Merger Sub, LLC, a Delaware limited liability company (“Merger Sub LLC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 23, 2025, by and among Apollo, Bridge, OpCo, Merger Sub Inc., Merger Sub LLC and the representative of OpCo.

ACQUISITION BY APOLLO:

FREQUENTLY ASKED QUESTIONS FOR BRIDGE INVESTMENT

GROUP HOLDINGS LLC CLASS A COMMON UNITHOLDERS

Based on discussions with certain unitholders, the following represent frequently asked questions, together with responses from Bridge. Please refer to the Legal Notice below.

LEGAL NOTICE

All information in this communication is made as of May 13, 2025. Readers are advised to contact their account administrator or broker, tax advisor and other agents, consultants or advisors for specific questions or advice applicable to their circumstances.

This communication is not all-inclusive and does not purport to contain all of the information that the reader may desire or require with respect to the transaction. None of Bridge or its affiliates, or any of their respective directors, officers, employees, agents, shareholders or advisors (collectively, the “Representatives”) makes or will make any representation or warranty, express or implied, or shall have any responsibility or liability whatsoever as to, or in relation to, the accuracy, thoroughness or completeness of, or omissions from, any information contained in this communication or in respect of any opinions or other statements expressed herein or omitted herefrom. Each of Bridge, its affiliates and their respective Representatives expressly disclaims any liability resulting from the use of the information contained herein or otherwise supplied or resulting from the failure to supply additional information. None of Bridge or its affiliates, or any of their respective Representatives, undertakes to update or otherwise revise or correct any inaccuracies which become apparent in this communication or other information supplied. In furnishing this communication, Bridge reserves the right to amend or replace this communication at any time and undertakes no obligation to provide the reader with access to any additional information. Readers are solely responsible for satisfying themselves as to the accuracy and completeness of all information contained herein or otherwise supplied.

ABOUT THE APOLLO ACQUISITION

Q: What is the Apollo Acquisition?

A: On February 23, 2025, Apollo Global Management, Inc. (“Apollo”), Bridge Investment Group Holdings Inc. (“Bridge”), Bridge Investment Group Holdings LLC, a Delaware limited liability company and subsidiary of Bridge (“Bridge LLC”), Aspen PubCo Merger Sub 1, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Apollo (“Merger Sub Inc.”) and Aspen Second Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Apollo (“Merger Sub LLC” and, together with the Merger Sub Inc., the “Merger Subs”) and, solely for purposes of Section 6.16 thereof, Adam O’Farrell as the representative of Bridge LLC, entered into the merger agreement which provides that, (i) upon the terms and subject to the conditions set forth therein and in accordance with the General Corporation Law of the State of Delaware, Merger Sub Inc. will merge with and into Bridge, with Bridge continuing as the surviving corporation and a wholly owned subsidiary of Apollo (the “Corporate Merger”) and (ii) upon the terms and conditions set forth therein and in accordance with the Delaware Limited Liability Company Act, Merger Sub LLC will merge with and into Bridge LLC, with Bridge LLC continuing as the surviving limited liability company and a wholly owned subsidiary of Apollo (and held by Apollo and by Bridge as the surviving corporation of the Corporate Merger) (the “LLC Merger”).

Q: Where can I find additional information about the transaction?

A: Bridge and Apollo issued a joint press release announcing the transaction, which can be found here. Additionally, Bridge filed a Current Report on Form 8-K in connection with the transaction announcement, which can be found here. Finally, Apollo filed Amendment No. 1 to the registration statement on Form S-4 on May 12, 2025, which contains a preliminary prospectus of Apollo and constitutes a preliminary proxy statement of Bridge, and which can be found here. Once the registration statement is declared effective, Apollo will file a definitive prospectus and Bridge will file a definitive proxy statement, and Bridge will commence mailing the definitive proxy statement/prospectus to stockholders of Bridge shortly thereafter.

Q: When will the transaction close?

A: Apollo and Bridge are working to complete the mergers as soon as practicable and currently expect that the transactions will be completed in the third quarter of 2025. Neither Apollo nor Bridge can predict, however, the actual date on which the transactions will be completed because they are subject to conditions beyond each company’s control.

Q: Can Bridge LLC Class A common unitholders sell their Class A common units prior to the closing of the mergers?

A: Yes, subject to important limitations and details as set forth below.

Bridge LLC Class A common unitholders are subject to certain transfer restrictions under the limited liability company agreement of Bridge LLC (the “Bridge LLC Agreement”). Other than certain specified permitted transfers (as further described in the Bridge LLC Agreement), Bridge LLC Class A common unitholders are generally restricted from selling Class A common units without the prior approval of Bridge (as the managing member).

However, the Bridge LLC Agreement provides a redemption right to holders of Class A common units to have their Class A common units redeemed (subject in certain circumstances to time-based vesting requirements) for, at the election of Bridge’s disinterested, independent directors, newly issued shares of Bridge’s Class A common stock on a one-for-one basis, or a cash payment equal to a volume-weighted average market price of one share of Class A common stock for each Class A Unit so redeemed, in each case, in accordance with the terms of the Bridge LLC Agreement. In connection with the exercise of the redemption or exchange of Class A common units each redeeming member (1) will be required to surrender a number of shares of Bridge’s Class B common stock to Bridge which will be canceled for no consideration on a one-for-one basis with the number of Class A common units so redeemed or exchanged and (2) will surrender such Class A common units to Bridge LLC for cancellation. Shares of Class A common stock received in respect of such redemption may then be sold prior to closing of the mergers (the “Closing”) (subject to compliance with all applicable securities laws). For a summary of the tax consequences associated with this redemption, see “What are the expected U.S. federal income tax consequences to the Bridge LLC Class A common unitholder if such unitholder were to exercise its redemption right under the Bridge LLC Agreement prior to the Closing?” below.

Further, certain Bridge LLC Class A common unitholders are party to a voting agreement with Apollo, pursuant to which and on the terms and subject to the conditions thereof, among other things, such unitholder has agreed to (i) vote (or cause to be voted) all of the Bridge Class A common stock, Bridge Class B common stock and Bridge LLC Class A common units of which they are the sole or shared record and/or beneficial owner (the “covered shares”), among other things, in favor of the merger proposal and the adjournment proposal, as applicable, and (ii) not sell any of their respective covered shares prior to the Closing (subject to certain limited exceptions). These limitations will apply to those party to a voting agreement unless otherwise waived by Apollo.

There are also certain Bridge LLC Class A common unitholders who have entered into an offer letter with Apollo or certain of its affiliates, which offer is conditional upon, among other matters, such unitholder not selling any of their units prior to the Closing (subject to certain limited exceptions). These limitations will apply to those party to such an offer letter, unless otherwise waived by Apollo.

Q: How can Bridge LLC Class A common unitholders request redemption or exchange of their Bridge LLC Class A common units for Bridge’s Class A common stock?

A: Bridge LLC Class A common unitholders should send a request by email to Bridge setting out the number of Bridge LLC Class A common units they would like to redeem or exchange to Bridge Class A common stock. Please allow at least five business days for the share transfers team and Equiniti Trust Company, LLC (“Equiniti”), Bridge’s transfer agent, to complete the redemption or exchange process.

Note that converted Class A common stock cannot be sold directly from the Equiniti platform. After the redemption or exchange process is complete, please arrange for your broker to reach out to Equiniti to request a transfer of the converted Class A common stock to your brokerage account.

Please also note that Bridge LLC Class A common unitholders who have outstanding loans for which such units are pledged will not be able to request a redemption or exchange of Bridge LLC Class A common units until either (1) such underlying loans are repaid in full, with evidence in writing from a representative of the lender confirming such repayment, or (2) a repayment arrangement is made with a representative of the lender which may entail repaying the loans using proceeds from the sale of Bridge Class A common stock converted from Bridge LLC Class A common units.

Q: What consideration will Bridge LLC Class A common unitholders receive in the transaction?

A: In the LLC Merger, each Bridge LLC Class A common unit that is issued and outstanding immediately prior to the LLC Merger effective time (other than cancelled Bridge LLC Class A common units, Bridge LLC Class A common units held by Bridge and certain Bridge LLC Class A common units subject to Bridge equity awards) will be converted into the right to receive 0.07081 validly issued, fully paid and non-assessable shares of Apollo common stock. The exchange ratio for the LLC Merger is fixed and will not be adjusted to reflect changes in the stock price of either company prior to the closing of the LLC Merger. The exchange ratio for the LLC Merger will, however, be equitably adjusted to provide the same economic effect as contemplated by the merger agreement in the event of any reclassification, recapitalization or combination, exchange or readjustment of units (including any Bridge LLC Class A common units that are exchanged into shares of Bridge Class A common stock), or any unit dividend or unit distribution thereon, with respect to outstanding shares of capital stock of Apollo or outstanding common units of Bridge LLC with a record date between the date of the merger agreement and the completion of the LLC Merger.

The exchange of Bridge LLC Class A common units in the LLC Merger for Apollo common stock will create tax benefits that may be utilized by Apollo in the future. To the extent a Bridge LLC Class A common unitholder is a TRA Member (as defined below), Apollo will pay such TRA Member for the use of such tax benefits if and when utilized by Apollo in accordance with the Second A&R Tax Receivable Agreement (as defined and discussed further below). In addition, Bridge LLC Class A Common unitholders that hold Bridge common stock will receive additional shares of Apollo common stock in exchange for such Bridge common stock, calculated using the same exchange ratio described above. Please see here.

Q: How do Bridge LLC Class A common unitholders exchange their Class A common units in the LLC Merger?

A: Prior to the effective time of the mergers, Apollo will appoint Bridge’s transfer agent or another nationally recognized financial institution (whose identity and terms of appointment will be reasonably acceptable to Bridge) as the exchange agent for the purpose of exchanging book-entry units representing Bridge LLC Class A common units with shares of Apollo common stock.

Promptly after the effective time of the mergers (and no later than two business days following such effective time), Apollo will send, or will cause the exchange agent to send, to each holder of record of Bridge LLC Class A common units converted into the right to receive the merger consideration, a letter of transmittal for use in the exchange and instructions explaining how to surrender Bridge LLC Class A common units to the exchange agent. Holders of Bridge LLC Class A common units who surrender book-entry units that formerly represented outstanding Bridge LLC Class A common units to the exchange agent, together with a properly completed letter of transmittal, will be entitled to receive (i) the applicable merger consideration and (ii) a check in the amount equal to any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to the terms of the merger agreement.

Exchange of any book-entry units of Bridge LLC Class A common units will be effected in accordance with Apollo’s customary procedures with respect to securities represented by book entry units. Until so surrendered, book-entry units will, after the effective time of the mergers, represent for all purposes only the right to receive the applicable merger consideration. No interest will be paid or will accrue for the benefit of holders of book-entry units that formerly represented outstanding Bridge LLC Class A common units on the applicable merger consideration payable pursuant to the merger agreement or any cash in lieu of fractional shares to such holders of book-entry units that formerly represented outstanding Bridge LLC Class A common units.

Q: When can Bridge LLC Class A common unitholders sell their Apollo common stock after the Closing?

A: All shares of Apollo common stock received by Bridge LLC Class A common unitholders in the mergers will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares of Apollo common stock received by (i) any Bridge LLC Class A common unitholders who becomes an “affiliate” (as defined in Section 12b-2 of the Exchange Act) of Apollo after completion of the mergers, if any and (ii) certain Bridge LLC Class A common unitholders who have signed a lock-up and release agreement with Apollo pursuant to which, among other things, such unitholders have agreed not to transfer a portion of the shares of Apollo common stock received as merger consideration pursuant to the merger agreement (such shares, the “Locked Up Shares”) for a period of three or four years, as applicable, following the Closing, subject to the release of a portion of the Locked Up Shares on each anniversary of the Closing, and subject to certain customary transfer exceptions. Additionally, certain parties who receive Apollo stock in the mergers, including those who become employees of Apollo, may be subject to additional trading restrictions imposed by Apollo’s insider trading policy.

Q: What will happen to the Existing Tax Receivable Agreement in connection with the mergers?

A: As a condition to Apollo’s entry into the merger agreement, Bridge, Bridge LLC and certain beneficiaries party to the Amended and Restated Tax Receivable Agreement (the “TRA Members”), dated as of January 1, 2022 (the “Existing Tax Receivable Agreement”), entered into a Second Amended and Restated Tax Receivable Agreement with Apollo (the “Second A&R Tax Receivable Agreement”), which will become effective immediately prior to the effective time of the mergers and provides, among other things, that, (i) the TRA Members will forego the acceleration of certain payments that would otherwise have been payable to the TRA Members by Bridge as a result of the transactions, (ii) following the consummation of the mergers, the utilization of the tax attributes covered by the Second A&R Tax Receivable Agreement and corresponding payments to which the TRA Members are entitled will be made by reference to Apollo’s consolidated group tax liability, and (iii) no accelerated payments will be due in connection with any future change of control of Apollo or any material breach by Apollo of the Second A&R Tax Receivable Agreement.

All Bridge LLC Class A common units covered by the Existing Tax Receivable Agreement will be exchanged for Apollo common stock in connection with the LLC Merger. Any tax benefits attributable to such exchange will be determined, in part, by reference to the tax basis step-up resulting from the LLC Merger, which takes into account the fair market value of Apollo common stock to be paid as consideration in the LLC Merger. Payments under the Second A&R Tax Receivable Agreement will be made to the TRA Members when the Apollo consolidated group utilizes the tax benefits attributable to such TRA Members’ taxable exchange of Bridge LLC Class A common units in the LLC Merger and any applicable prior taxable exchange of Bridge LLC Class a common units by such TRA Member. Please refer to Apollo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 24, 2025, and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 7, 2025, for additional information regarding Apollo’s current tax profile.

Q: Will Bridge personnel be able to help with my tax-related questions?

A: If you have tax related questions, please contact a tax advisor familiar with partnership taxation and your specific tax profile and circumstances. Bridge personnel do not provide tax advice.

Q: What are the expected U.S. federal income tax consequences to the Bridge LLC Class A common unitholders resulting from the Apollo transaction and how would the transaction affect their taxes?

A: The exchange of Bridge LLC Class A common units for shares of Apollo common stock, and cash in lieu of fractional shares of Apollo common stock, if any, in the LLC Merger is intended to be a taxable event for holders of Bridge LLC Class A common units for U.S. federal income tax purposes, even though Bridge LLC Class A common unitholders will receive no cash consideration (other than any cash received in lieu of fractional shares of Apollo common stock) in the LLC Merger. A holder of Bridge LLC Class A common units generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (A) the fair market value of the Apollo common stock received, (B) any cash received (including any cash in lieu of fractional shares of Apollo common stock and (C) such U.S. holder’s share of Bridge LLC’s nonrecourse liabilities immediately prior to the LLC Merger and (ii) such U.S. holder’s adjusted tax basis in the Bridge LLC Class A common units exchanged therefor (which will include such U.S. holder’s share of Bridge LLC’s nonrecourse liabilities immediately prior to the LLC Merger and, as a result, each holder’s share of nonrecourse liabilities included as consideration in (i) should be cancelled out in (ii) by the basis from such member’s share of nonrecourse liabilities). Such gain or loss generally will be capital gain or loss. However, a portion of such gain or loss will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Bridge LLC and its subsidiaries.

For U.S. holders subject to the passive loss rules, passive losses that were not deductible by a U.S. holder of Bridge LLC Class A common units in prior taxable periods may become available to offset a portion of any gain recognized by such holder in connection with the LLC Merger.

Moreover, if a Bridge LLC Class A common unitholder is a TRA Member, such holder’s consideration received in the LLC Merger should include the rights to receive such future payments under the Second A&R Tax Receivable Agreement (the “Future TRA Consideration”). Because the consideration payable to a TRA Member in the LLC Merger included not only Apollo common stock (and cash received in lieu of fractional shares of Apollo common stock) but also the Future TRA Consideration, it is expected that the timing and amount of any gain recognized will be determined under the contingent payment installment sale rules, absent an election by such TRA Member to not to apply those rules. TRA Members should consult with their personal tax adviser as to the tax consequences of the installment sale rules and electing out of those rules.

Furthermore, because, among other things, a Bridge LLC Class A common unitholder will not know, until the effective time of the LLC Merger, the value of the shares of Apollo common stock it will receive in the LLC Merger, a Bridge LLC Class A common unitholder will not be able to calculate the amount of its taxable gain or loss until such time using the information available to such unitholder at that time and will not be able to finally determine its taxable gain or loss until it receives it Schedule K-1 for the year in which the LLC Merger is consummated.

EACH BRIDGE LLC CLASS A COMMON UNITHOLDER IS STRONGLY URGED TO CONSULT WITH A TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. INCOME OR OTHER TAX CONSEQUENCES OF THE LLC MERGER TO IT.

Q: What are the expected U.S. federal income tax consequences to the Bridge LLC Class A common unitholder if such unitholder were to exercise its redemption right under the Bridge LLC Agreement prior to the Closing?

A: If a Bridge LLC Class A common unitholder exercises its redemption right under the Bridge LLC Agreement and receives:

•

Bridge common stock in exchange for the redemption of its Bridge LLC Class A common units, the U.S. federal income tax consequences to such unitholder should generally be the same as the tax consequences outlined above with respect to the LLC Merger, except such unitholder should substitute any reference above to “Apollo common stock” with a reference to the Bridge common stock received by such unitholder; or

•

cash in exchange for the redemption of its Bridge LLC Class A common units then the U.S. federal income tax consequences to such unitholder should generally be the same as the tax consequences outlined above with respect to the LLC Merger, except such unitholder should substitute any reference above to “Apollo common stock” with a reference to the cash received by such unitholder.

Q: Will Bridge LLC Class A common unitholders still receive allocations of income, gain, loss and deduction from Bridge LLC prior to the Closing?

A: Yes. Unless Bridge LLC Class A common unitholders exercise their redemption right under the Bridge LLC Agreement, the Bridge LLC Class A common unitholders will continue to be allocated their share of Bridge LLC’s items of income, gain, loss and deduction for any pre-closing taxable period of Bridge LLC, including the taxable period ending on the date of the effectiveness of the LLC Merger. These allocations will be made in accordance with the terms of the Bridge LLC Agreement. Bridge LLC Class A common unitholders will be subject to U.S. federal income tax on any such allocated income and gain. Any such income and gain allocated to such Bridge LLC Class A common unitholder will increase the holder’s tax basis in its Bridge LLC Class A common units and, therefore, will reduce the gain, or increase the loss, recognized by such holder resulting from the LLC Merger. Any losses or deductions allocated to a Bridge LLC Class A common unitholder will decrease the holder’s tax basis in its Bridge LLC Class A common units and, therefore, will increase the gain, or reduce the loss, recognized by such holder resulting from the LLC Merger.

Q: Will Bridge LLC Class A common unitholders still receive tax distributions from Bridge LLC prior to the Closing?

A: Yes. Bridge LLC Class A common unitholders will continue to receive quarterly tax distributions with respect to taxable income allocated to them that are required to be paid by Bridge LLC pursuant to the Bridge LLC Agreement and which are consistent with past practices of Bridge LLC.

Bridge LLC Class A common unitholders should consult their own tax advisors regarding the U.S. federal income tax treatment of these payments.

Q: What tax documents will a Bridge LLC Class A common unitholder receive after the Closing?

A: Bridge LLC Class A common unitholders will receive a final Schedule K-1 and supporting materials after the Closing.

Statement Regarding Forward-Looking Information

This communication contains statements regarding Apollo Global Management, Inc. (“Apollo”), Bridge Investment Group Holdings Inc. (“Bridge”), the proposed transactions and other matters that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, discussions related to the proposed transaction between Apollo and Bridge, including statements regarding the benefits of the proposed transaction and the anticipated timing and likelihood of completion of the proposed transaction, and information regarding the businesses of Apollo and Bridge, including Apollo’s and Bridge’s objectives, plans and strategies for future operations, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Apollo and Bridge intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “indicator,” “may,” “will,” “should,” “expects,” “plans,” “seek,” “anticipates,” “plan,” “forecasts,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions, but not all forward- looking statements include such words. These forward-looking statements are subject to certain risks, uncertainties and assumptions, many of which are beyond the control of Apollo and Bridge, that could cause actual results and performance to differ materially from those expressed in such forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described under the section entitled “Risk Factors” in Apollo’s and Bridge’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and such reports that are subsequently filed with the Securities and Exchange Commission (the “SEC”).

The forward-looking statements are subject to certain risks, uncertainties and assumptions, which include, but are not limited to, and in each case as a possible result of the proposed transaction on each of Apollo and Bridge: the ultimate outcome of the proposed transaction between Apollo and Bridge, including the possibility that Bridge’s stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate Apollo’s and Bridge’s respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by Bridge’s stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of Apollo and Bridge to integrate the businesses successfully and to achieve value creation from the proposed transaction; global market, political and economic conditions, including in the markets in which Apollo and Bridge operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; litigation and regulatory proceedings, including any proceedings that may be instituted against Apollo or Bridge related to the proposed transaction; and disruptions of Apollo’s or Bridge’s information technology systems.

These risks, as well as other risks related to the proposed transaction, have been included in the Registration Statement (as defined below) and Joint Proxy Statement/Prospectus (as defined below) that was filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement and Joint Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other unknown or unpredictable factors also could have a material adverse effect on Apollo’s and Bridge’s business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, neither Apollo nor Bridge undertakes (and each of Apollo and Bridge expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information Regarding the Transaction and Where to Find It

This communication is being made in respect of the proposed transaction between Apollo and Bridge. In connection with the proposed transaction, Apollo filed with the SEC a registration statement on Form S-4 on May 12, 2025, which constitutes a prospectus of Apollo for the issuance of Apollo common stock (the “Registration Statement”) and which includes a proxy statement of Bridge for Bridge stockholder meeting (together with any amendments or supplements thereto, and together with the Registration Statement, the “Joint Proxy Statement/Prospectus”). Each of Apollo and Bridge may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Registration Statement or Joint Proxy Statement/Prospectus or any other document that Apollo or Bridge may file with the SEC. Once declared effective, the definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Bridge.

INVESTORS ARE URGED TO READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents containing important information about Apollo, Bridge and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Apollo will be available free of charge by accessing the Investor Relations section of Apollo’s website at https://ir.apollo.com. Copies of the documents filed with, or furnished to, the SEC by Bridge will be available free of charge by accessing the Investor Relations section of Bridge’s website at https://www.bridgeig.com. The information included on, or accessible through, Apollo’s or Bridge’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Apollo, Bridge, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bridge’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Apollo, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in its Proxy Statement on Schedule 14A, dated April 25, 2025 (the “Apollo Annual Meeting Proxy Statement”), which is filed with the SEC. Any changes in the holdings of Apollo’s securities by Apollo’s directors or executive officers from the amounts described in the Apollo Annual Meeting Proxy Statement have been or will be reflected in Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”) subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Information about the directors and executive officers of Bridge, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in its Proxy Statement on Schedule 14A, dated March 21, 2024 (the “Company Annual Meeting Proxy Statement”), which is filed with the SEC. Any changes in the holdings of Bridge’s securities by Bridge’s directors or executive officers from the amounts described in the Company Annual Meeting Proxy Statement have been or will be reflected in on Forms 3, Forms 4 or Forms 5, subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when available before making any voting or investment decisions.

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